Consent of Independent Auditors

We hereby consent to the incorporation by reference in Amendment No. 1 of Form 40-F of HEXO Corp. for the years ended July 31, 2019 and 2018 of our report dated October 28, 2019 relating to the consolidated financial statements of HEXO Corp. for the years ended July 31, 2019 and 2018 listed in the accompanying index. We also consent to the incorporation by reference in the Company’s registration statement on Form F-10 (File No. 333-228924) of our report dated October 28, 2019 referred to above.

Ottawa, Canada
October 31, 2019